ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 11, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Registration Statement on Form S-1, filed on August 17, 2015
CIK No. 0001638833

Dear Mr. Riedler:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated August 26, 2015, relating to the Company’s Registration Statement on Form S-1 filed to the SEC on August 17, 2015.

The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the version filed on August 17, 2015.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

September 11, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 84

1. It appears the operating income as a percentage of revenues for the year ended December 31, 2014 should be 12.6% rather than the 9.2% disclosed in the table. Please revise or explain why you believe a revision is not necessary.

Response to Comment 1:

The Company has revised the Registration Statement to show that operating income as a percentage of revenues for the year ended December 31, 2014 is 12.6%. Please see the revisions on page 84.

Exhibit 23.3

2. Please file a revised consent that references the correct date for Note 2. The consent states that the date for Note 2 is July 31, 2015 but the audit report states that the date is August 3, 2015.

Response to Comment 2:

The Company has filed a revised consent as Exhibit 23.3 to the Registration Statement that references the correct date for Note 2.

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

September 11, 2015

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Michael Doyle
Teresa Sparks